Neurohacker Collective



A Rare Opportunity



A Major New Space Is Opening Up.

It includes things like Nootropics.

HUFFPOST SCIENCE

THE BLOG

Will 'Smart Drugs' Soon Sweep the Nation?

04/17/2016 06:23 pm ET | Updated Jun 17, 2016

ALTERNET

Here Come the Smart Drugs: Biohacking, Nootropics and the Urge to Excel

Move over, Adderall, there are some new substances in town.

THE NOO NOO THING

I tried Silicon Valley's favorite 'brain-enhancing' drugs

theguardian

Health & wellbeing

The drugs do work: my life on brain enhancers


SEQUOIA CAPITAL
THE ENTREPRENEURS BEHIND THE ENTREPRENEURS
ANDREESSEN HOROWITZ
TRINITY VENTURES
NEUROFUSE
truBRAIN
NOOTROO
THINK
OptiMind
Neuroflexyn
Neuro Clarity
Piracetam
NEURO-HD
Brain Boost & Renewal
elebra
HCF
SPRIN
RISE
YAW
GO CUBES
CHOLINE FORCE
UNFAIR ADVANTAGE
SMARTX
CILTEP
Alpha BRAIN
Cognitex Basics
nootrobrain
ADDIUM
MitoTrans
SPARK
Real NZT-48
NEXUS
MITOGEN
NEURO ALERT
PROFIDERALL
FOCUS+
BRAINERGY
YERBA MATE
brain toniQ
Red Bull
MONSTER

and technologies like trans-cranial stimulation and brain-machine interface.

Thync review: Where we just say yes to a drug-like, brain-zapping wearable

Will Shanklin | July 28, 2015


10 PICTURES

Neuronetics Closes $34 Million in Series F Financing with GE Ventures and Current Investors

Additional investment will help fund the company's growing commercial development and plans to initiate a new clinical study of NeuroStar TMS Therapy in adolescent patients with Major Depressive Disorder (MDD)

Venture Capital News: Cervel Neurotech Secires $14.1M

2013-04-23

Thync is launching its mood-altering headset today, letting you find a state of calm or boost your energy with controls on your smartphone.

As we reported back in October, the Los Gatos-based startup has raised $13 million to change your mood using electrical stimulation. Unfortunately, we weren't able to try on the headset (or even see it) when the startup was ready to talk about its financing.

We are calling this emerging space the “**technologies of sovereignty**.”

Science and technology carefully deployed to **fully realize** human capacity.


Complexity Science
Quantified Self
VR/AR
Biohacking
Sovereignty
Deep Learning
Genetics and Epigenetics
Pharmacology and Biochemistry
Psychology and Personal Development

This new space demands a new approach to science

The mind/brain/body system is unspeakably complex. This has frustrated most previous ventures in this direction (ask big pharma).

We are developing a new approach to multi-causal systemic enhancement that is able to navigate the complexity of this domain.

This gives us a unique and powerful ability to efficiently and effectively deliver on the promise of these “technologies of sovereignty”



We call it Neurohacking

Empowered individuals working together to responsibly upgrade our conscious experience.





We are entrepreneurs, technologists, visionaries, community creators, futurists, storytellers, scientists.

We Are Neurohackers.

Our approach is a *product engine*

Our approach is fundamentally new and gives rise to novel products across a diverse number of uses cases and with a number of different technologies.



Our first product: Qualia

An Invitation to Sovereignty

We began in nootropics with our flagship: Qualia

- **A whole system approach: permaculture for the mind**
  - **proved the science**
  - **established product/brand leadership**
  - **generating resources to expand**



N
H
C
QUALIA
STEP ONE
A DIETARY SUPPLEMENT
66 CAPSULES
NEUROHACKER
COLLECTIVE

It is working.


$500,000
$375,000
$250,000
$125,000
$0
Feb 2016
Mar 2016
Apr 2016
May 2016
Jun 2016
Jul 2016
Aug 2016
Sep 2016
Oct 2016
Nov 2016
Dec 2016
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017

WHATS NEXT:

Expanding sales channels:

- **Wholesale:** we generated our first wholesale accounts in Q1 (~$10k) and are now pursing several major accounts. Wholesale will ultimately break into two categories. Normal retailers like grocery and big box stores will grow revenue. Doctor and Psychiatrist offices will help move the science and enable new product categories.

- **International**: all sales so far have been exclusively within the United States. Selling into other countries requires navigating local regulatory requirements at the product and marketing level. We expect to begin delivery into Canada in Q2 and to expand into the rest of the world through the 2017 calendar year.

WHATS NEXT:

Near future products:

I0X improved "5-hour energy"	In development
Anti-anxiety formulation	In development
Mainstream cognitive enhancement	In development
Next-level cognitive enhancement	In development
4-type "personalized" stack	In R&D
"Productive euphoria"	In R&D
Enhanced chocolate	In R&D

As we continue to build the trusted brand in the space, optimize our marketing channels and streamline our manufacturing processes, our "product engine" begins to kick in for high growth.

FUTURE PRODUCTS:

We will ultimately be providing a huge array of solutions:

- Anxiety
- Sleep
- Creativity
- Depression
- Mindfulness
- **Longevity**
- And many more

- Nutraceuticals
- Transcranial Stim
- Virtual Reality
- Acoustic
- Biofeedback
- Epigenetic intervention
- And many more

Our approach is extremely broad in potential. We can deliver valuable products for many of the most important and challenging aspects of the human experience.